Exhibit 99.1

FOR FURTHER INFORMATION:
INVESTOR RELATIONS INTL:
Haris Tajyar
Managing Partner
Ph: 818-382-9702
htajyar@irintl.com
FOR IMMEDIATE RELEASE
JULY 16, 2007
LJ INTERNATIONAL TO DELAY FILING ITS 2006 FORM 20-F
HONG KONG and LOS ANGELES, July 16, 2007 – LJ International Inc. (LJI) (NasdaqGM: JADE), one of the fastest growing jewelry companies in the world and, through its ENZO brand, the largest foreign jewelry retailer in China, today announced that it will be delaying the filing with the U.S. Securities and Exchange Commission (“SEC”) of its annual report on Form 20-F for the fiscal year ended December 31, 2006. The delay in the filing is principally the result of the need for additional time by the Company’s new independent registered accounting firm to complete its audit of the Company’s 2006 financial statements. The Company appointed its new independent registered accounting firm on June 1, 2007.
LJI will announce a date and time for the release of its financial results and conference call when available in a separate press release.
About LJ International Inc.
LJ International, Inc. (LJI) (NasdaqGM: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
For more information on LJI, please visit www.ljintl.com.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues and earnings. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of
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LJ International Inc.

factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world and in China, introduction of new products and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.
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